UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) March 17, 2020

WORTHY PEER CAPITAL, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-4011787
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

One Boca Commerce Center, 551 NW 77 Street, Suite 212, Boca Raton, Florida 33487

(Full mailing address of principal executive offices)

(561) 288-8467

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Worthy Bonds

Item 9. Other Events

Completion of our Public Offering

In January 2018, Worthy Peer Capital, Inc., a Delaware corporation (“we,” “us,” “our’ or the “Company”), commenced a public offering pursuant to Regulation A (the “Offering”) of $50 million aggregate principal amount (“Maximum Offering Amount”) of worthy bonds (the “Worthy Bonds”) under our qualified Offering Statement (File No. 024-10766) (the “Offering Statement”). On March 17, 2020, we completed the Offering. From January 2018 through March 17, 2020, we sold approximately $50 million aggregate principal amount of Worthy Bonds to 12,285 investors.

Compounding of Interest in Lieu of Interest Reinvestment in Worthy Bonds

Since we have completed the Offering, we may no longer offer interest reinvestment in Worthy Bonds under our auto-invest program to bondholders who selected this reinvestment feature as we may not issue any more Worthy Bonds under the Offering Statement. In lieu of interest reinvestment in Worthy Bonds, we will pay interest on interest (compounded interest) and credit such interest to such bondholders’ accounts.

Rescission of $630,380 Oversubscribed Bonds in the Offering

Notwithstanding the completion of the Offering, we inadvertently sold after March 17, 2020, $630,380 more (“Oversubscribed Bonds”) than the Maximum Offering Amount allowable under the Offering Statement due to a coding error as to redemption transactions in our software (“Oversubscription”). As a result of the Oversubscription, on March 25, 2020, we rescinded the purchase and sale of the Oversubscribed Bonds by refunding and crediting the accounts of the 2,250 purchasers of the Oversubscribed Bonds their respective investment amounts, without any deduction therefrom, and cancelling the Oversubscribed Bonds.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A originally filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2017, as amended on December 18, 2017, December 22, 2017, May 22, 2018, January 11, 2018, March 30, 2018, May 22, 2018, May 31, 2018, November 27, 2018 and May 29, 2019, which was qualified on January 4, 2018, May 30, 2018 and December 17, 2018, as such factors may be updated from time to time in our periodic filings filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 25, 2020	Worthy Peer Capital, Inc.

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer